UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 18, 2018

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road, Bridgeview House, Ground Floor,

Weltevreden Park, 1709

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INDEX TO EXHIBITS

Exhibit 99.1                            Press Release announcing early tender results of its Tender Offer by Stillwater Mining of offer to purchase for cash its outstanding $500,000,000 6.125% Notes due 2022 and $550,000,000 7.125% Notes due 2025 up to a combined aggregate purchase price, including accrued interest, of $350,000,000.

Exhibit 99.2                            Press Release filed on the Johannesburg Stock Exchange on September 18, 2018 announcing early tender results of the Tender Offer by Stillwater Mining of offer to purchase for cash its outstanding $500,000,000 6.125% Notes due 2022 and $550,000,000 7.125% Notes due 2025 up to a combined aggregate purchase price, including accrued interest, of $350,000,000.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer

Date: September 18, 2018

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